                                                                                                           EXHIBIT FS-1
                                       Energy  East  Corporation
                                Combined  Condensed  Balance  Sheet
                         Giving  Effect  to  the  CMP  Group,  CTG  Resources
                            and  Berkshire  Energy  Resources  Mergers
                                         At  June  30,  2000
                                       Actual  and  Pro  Forma
                                             (Unaudited)

                                                                          Berkshire
                                       Energy       CMP         CTG         Energy        Merger             Pro Forma
                                        East       Group     Resources    Resources      Pro Forma             Energy
                                       Actual      Actual      Actual       Actual      Adjustments             East
                                     ----------  ----------  ----------  ------------  -------------         ----------
Assets                                                                   (thousands)
Current Assets
  Cash and cash equivalents          $   25,449  $  226,491  $   34,507  $        554     ($188,013)  (4,9)  $   98,988
  Special deposits                          427           -           -             -             -                 427
  Temporary investments                 459,378           -       2,467             -      (450,000)             11,845
  Accounts receivable, net              169,388     109,763      39,608         6,294             -   (4)       325,053
  Other                                  76,527      15,311      22,891         6,981             -             121,710
                                     ----------  ----------  ----------  ------------  -------------         ----------
        Total Current Assets            731,169     351,565      99,473        13,829      (638,013)            558,023

Utility Plant, at Original Cost       4,582,976   1,356,051     541,005       133,083             -           6,613,115
  Less accumulated depreciation       2,232,112     561,039     204,229        43,343             -           3,040,723
                                     ----------  ----------  ----------  ------------  -------------         ----------
    Net utility plant in service      2,350,864     795,012     336,776        89,740             -           3,572,392
  Construction work in progress          36,511      33,092       4,301           568             -              74,472
                                     ----------  ----------  ----------  ------------  -------------         ----------
        Total Utility Plant           2,387,375     828,104     341,077        90,308             -           3,646,864

Other Property and Investments, Net     148,462      58,637      11,221             -             -             218,320

Regulatory Assets                       295,915     389,668      13,282         6,494             -             705,359

Other Assets                            283,126     138,809      21,944         1,416        55,285   (5)       500,580

Goodwill                                302,601           -           -         1,952       662,945   (6,7)     967,498
                                     ----------  ----------  ----------  ------------  -------------         ----------

        Total Assets                 $4,148,648  $1,766,783  $  486,997  $    113,999  $     80,217          $6,596,644
                                     ==========  ==========  ==========  ============  =============         ==========

The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                      Energy  East  Corporation
                               Combined  Condensed  Balance  Sheet
                      Giving  Effect  to  the  CMP  Group,  CTG  Resources
                           and  Berkshire  Energy  Resources  Mergers
                                       At  June  30,  2000
                                    Actual  and  Pro  Forma
                                          (Unaudited)

                                          Energy        CMP          CTG       Berkshire Energy      Merger             Pro Forma
                                           East        Group      Resources       Resources         Pro Forma            Energy
                                          Actual       Actual      Actual           Actual         Adjustments            East
                                        -----------  ----------  -----------  ------------------  -------------        -----------
Liabilities                                                                      (thousands)
Current Liabilities
  Current portion of long-term debt
     and sinking fund requirements      $    7,355   $   20,538  $    3,287                    -             -         $   31,180
  Notes payable and interim financing      167,426          750           -   $           14,595  $    110,000            292,771
  Taxes accrued                             54,471        1,020      (2,903)                   -             -             52,588
  Other                                    272,349      123,159      39,505                5,016        18,500    (7)     458,529
                                        -----------  ----------  -----------  ------------------  -------------        -----------
        Total Current Liabilities          501,601      145,467      39,889               19,611       128,500            835,068
Regulatory Liabilities
  Gain on sale of generation assets              -      244,312           -                    -             -            244,312
  Other                                    125,123       62,333      86,604               10,260        32,806    (5)     317,126
                                        -----------  ----------  -----------  ------------------  -------------        -----------
        Total Regulatory Liabilities       125,123      306,645      86,604               10,260        32,806            561,438
Deferred Income Taxes and
  Unamortized Investment
  Tax credits                              240,875       68,870       2,376                1,001        22,479    (5)     335,601
Other                                      381,736      438,123           -                5,624             -            825,483
Long-term debt                           1,304,157      186,057     216,530               40,000       500,000    (9)   2,246,744
                                        -----------  ----------  -----------  ------------------  -------------        -----------
        Total Liabilities                2,553,492    1,145,162     345,399               76,496       683,785          4,804,334
Commitments                                      -            -           -                    -             -                  -
Preferred stock redeemable solely
  at the option of subsidiary               10,159       35,528         850                  310             -             46,847
Preferred stock subject to mandatory
  redemption requirements                        -          910           -                    -             -                910
Common Stock Equity
  Common stock Energy East
   ($.01 par value, 300,000 shares
   authorized and 112,208 shares
   outstanding as of June 30, 2000)          1,137                                                          61    (10)      1,198
  Common stock CMP Group
   ($5 par value, 80,000 shares
   authorized and 32,443 shares
   outstanding as of June 30, 2000)                     162,213                                       (162,213)                 -
  Common stock CTG Resources
   (No par value, 20,000 shares
   authorized and 8,620 shares
   outstanding as of June 30, 2000)
  Common stock Berkshire Energy
   Resources (No par value, 10,000
   shares authorized and 2,529
   shares outstanding as of
   June 30, 2000)
Capital in excess of par value             740,240      284,462      67,386               29,029      (221,382)    (10)   899,735
Retained earnings                          883,329      138,508      73,687                8,164      (220,359)           883,329
Accumulated other
  comprehensive income                        (712)           -           -                    -             -               (712)
Unearned compensation - restricted
  stock awards                                   -            -        (325)                   -           325                  -
Treasury stock, at cost (1,500 shares
  at June 30, 2000)                        (38,997)           -           -                    -             -            (38,997)
                                        -----------  ----------  -----------  ------------------  -------------        -----------
        Total Common Stock Equity        1,584,997      585,183     140,748               37,193      (603,568)         1,744,553
                                        -----------  ----------  -----------  ------------------  -------------        -----------
        Total Liabilities and
         Shareholders' Equity           $4,148,648   $1,766,783  $  486,997   $          113,999  $     80,217         $6,596,644
                                        ===========  ==========  ===========  ==================  =============        ===========

The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                                     Energy East Corporation
                                              Combined Condensed Statement of Income
                                          Giving Effect to the CMP Group, CTG Resources
                                              and Berkshire Energy Resources Mergers
                                                Twelve Months Ended June 30, 2000
                                                       Actual and Pro Forma
                                                           (Unaudited)

                                                                     Berkshire
                                   Energy        CMP         CTG       Energy     Merger           Pro Forma
                                    East        Group     Resources  Resources   Pro Forma           Energy
                                   Actual       Actual      Actual    Actual   Adjustments            East
                                  ----------  ----------  ---------  --------  -----------        -----------
                                               (in thousands, except per share amounts)
Operating Revenues
  Sales and services              $2,372,588   $ 961,936   $320,091   $55,807           -         $3,710,422
Operating Expenses
  Electricity purchased and fuel
    used in generation               946,075     524,966                                -          1,471,041
  Natural gas purchased              266,093                168,037    26,144           -            460,274
  Other operating expenses           322,348     242,305     56,205    15,958           -            636,816
  Maintenance                         87,647      34,948      8,247       684           -            131,526
  Depreciation and amortization      124,763      43,310     20,998     4,474   $  16,574  (11)      210,119
  Other taxes                        167,043      20,162     23,073     2,295           -            212,573
                                  -----------  ----------  ---------  --------  ----------        -----------
        Total Operating Expenses   1,913,969     865,691    276,560    49,555      16,574          3,122,349
                                  -----------  ----------  ---------  --------  ----------        -----------

Operating Income                     458,619      96,245     43,531     6,252     (16,574)           588,073
Other (Income) and Deductions        (39,865)   (150,607)    (3,237)   (2,067)          -           (195,776)
Merger Related Expenses                    -       4,710      1,806       707           -              7,223
Interest Charges, Net                125,583      49,278     14,997     4,463      40,000   (9)      234,321
Preferred Stock Dividends
  of Subsidiary                        1,183       2,595         60        15           -              3,853
                                  -----------  ----------  ---------  --------  ----------        -----------
Income Before Federal
  Income Taxes                       371,718     190,269     29,905     3,134     (56,574)           538,452
Federal Income Taxes                 128,134     116,509     14,065     1,291     (16,000)  (8)      243,999
                                  -----------  ----------  ---------  --------  ----------        -----------
Income Before
  Extraordinary Item                 243,584      73,760     15,840     1,843     (40,574)           294,453
Extraordinary Loss on Early
  Extinguishment of Debt, Net         17,566           -          -         -           -             17,566
                                  -----------  ----------  ---------  --------  ----------        -----------
Net Income                        $  226,018   $  73,760   $ 15,840   $ 1,843    ($40,574)        $  276,887
                                  ===========  ==========  =========  ========  ==========        ===========

Earnings per share,
  basic and diluted               $     2.00                                                      $     2.32

Average Common
  Shares Outstanding                 113,006                                        6,107   (12)     119,113


The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                        Energy  East  Corporation
                           Combined Condensed Statement of Retained Earnings
                             Giving Effect to the CMP Group, CTG Resources
                                      and Berkshire Energy Mergers
                                   Twelve Months Ended June 30, 2000
                                          Actual and Pro Forma
                                              (Unaudited)


                                                                   Berkshire
                                    Energy     CMP        CTG        Energy       Merger     Pro Forma
                                     East     Group    Resources   Resources    Pro Forma      Energy
                                    Actual    Actual     Actual      Actual    Adjustments      East
                                   --------  --------  ----------  ----------  ------------  ----------

Balance, beginning of period       $754,088  $ 94,217  $   66,841  $    9,300    ($170,358)  $  754,088

Add net income                      226,018    73,760      15,840       1,843      (91,443)     226,018

Deduct dividends on common stock     96,777    29,198       8,994       2,979      (41,171)      96,777

Deduct reacquired preferred stock         -       271           -           -         (271)           -
                                   --------  --------  ----------  ----------  ------------  ----------
Balance, end of period             $883,329  $138,508  $   73,687  $    8,164    ($220,359)  $  883,329
                                   ========  ========  ==========  ==========  ============  ==========

The notes on pages 5 to 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS
                  GIVING EFFECT TO THE CMP GROUP, CTG RESOURCES
                     AND BERKSHIRE ENERGY RESOURCES MERGERS

Note  1.  Unaudited  Pro  Forma  Combined  Condensed  Financial  Statements.

     The unaudited pro forma combined condensed financial statements as of and for the twelve months ended June 30, 2000, have been adjusted to give effect to the CMP Group, CTG Resources and Berkshire Energy Resources mergers. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in accordance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings assume that the mergers occurred on June 30, 2000. The unaudited pro forma combined condensed statement of income for the twelve months ended June 30, 2000, assumes that the mergers were completed on July 1, 1999, and does not give effect to the pending sale of Energy East's interest in nuclear generation assets.

     The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, CMP Group, CTG Resources and Berkshire Energy Resources, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the mergers been completed on July 1, 1999, or June 30, 2000, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

Note  2.  Accounting  Method.

     The CMP Group, CTG Resources and Berkshire Energy Resources mergers will be accounted for as an acquisition of CMP Group, CTG Resources and Berkshire Energy Resources by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of CMP Group's, CTG Resources' and Berkshire Energy Resources' utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction costs related to the mergers. The assets and liabilities of CMP Group's, CTG Resources' and Berkshire Energy Resources' unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate.

The remaining goodwill will be allocated to Central Maine Power, Connecticut Natural Gas, and Berkshire Gas Company and will be recorded as an acquisition adjustment.

Note  3.  Earnings  Per  Share  and  Average  Shares  Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect the average number of shares that would have been outstanding if the merger occurred at the beginning of the period presented assuming a conversion of 45% CTG Resources shares into 1.57 Energy East shares per CTG Resources share. The following table presents the range of shares that could be issued based on various potential conversion ratios under the merger agreement:

Conversion ratio                 1.36     1.57     1.73
Number of shares (thousands)    5,296    6,107    6,740

Note  4.  Cash  Consideration.

     This amount reflects the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding, the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for 55% of the CTG Resources shares outstanding and the cash consideration paid to Berkshire Energy shareholders based on a purchase price per share of $38.00 for all of the Berkshire Energy shares outstanding.

Note  5.  Other  Asset  and  Related  Regulatory  Liability.

     This amount reflects the recognition of an other asset and related regulatory liability for the estimated difference between CMP Group's, CTG Resources' and Berkshire Energy Resources' net pension and other postretirement benefit obligations and the previously recognized asset or liability.

Note  6.  Goodwill.

     This amount reflects the recognition of an amount of goodwill equal to the excess of the estimated purchase price of $957 million over the estimated net fair value of the assets and liabilities of CMP Group acquired of $585.2 million, plus estimated transaction costs of $11 million related to the merger; an amount of goodwill equal to the excess of the estimated purchase price of $355 million over the estimated net fair value of the assets and liabilities of CTG Resources acquired of $140.7 million, plus estimated transaction costs of $6.5 million related to the merger and an amount of goodwill equal to the excess of the estimated purchase price of $96 million over the estimated net fair value of the assets and liabilities of Berkshire Energy Resources acquired of $37.2 million, plus estimated transaction costs of $1 million related to the merger.

Note  7.  Merger-Related  Costs.

     Energy East, CMP Group, CTG Resources and Berkshire Energy Resources will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $11 million for the CMP Group merger, $6.5 million for the CTG Resources merger, and $1 million for the Berkshire Energy merger, which are included in goodwill. CMP Group, CTG Resources and Berkshire Energy Resources expect to incur approximately $7.5 million, $5.5 million and $2 million of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note  8.  Income  Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

Note  9.  Notes  Payable

     This amount reflects the issuance of $500 million principal amount of notes payable with an assumed interest rate of 8%, the proceeds of which may be used to fund the consideration paid to CMP Group shareholders.

Note  10.  Common  Stock.

     This amount reflects the Energy East shares to be issued to CTG Resources shareholders in exchange for 45% of their CTG Resources shares, assuming a conversion ratio of 1.57 Energy East shares per CTG Resources share, and the purchase of 55% of their CTG Resources shares for cash.

Note  11.  Amortization  of  Goodwill.

     This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

Note  12.  Energy  East  Shares  Issued.

     Reflects the number of Energy East shares to be issued in the merger with CTG Resources assuming a conversion of 45% of the CTG Resources shares into 1.57 Energy East shares per CTG Resources share.